SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 3)
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

JOHNSON & JOHNSON
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, par value $1.00 per share
(Title of Class of Securities)

478160104
(CUSIP Number of Class of Securities)

Nicholas T. Antoun
Johnson & Johnson
One Johnson & Johnson Plaza
New Brunswick, New Jersey 08933
Telephone: (732) 524-0400
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
Copies to:

Michael E. Mariani Matthew G. Jones Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, NY 10019 (212) 474-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transaction to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (this “Amendment”) amends and supplements the Issuer Tender Offer Statement on Schedule TO filed by Johnson & Johnson, a New Jersey corporation, with the Securities and Exchange Commission (“SEC”) on July 24, 2023, as amended by Amendment No. 1 to the Issuer Tender Offer Statement on Schedule TO, filed with the SEC on August 3, 2023 and Amendment No. 2 to the Issuer Tender Offer Statement on Schedule TO, filed with the SEC on August 17, 2023 (as so amended, the “Schedule TO”). This Amendment relates to the offer by Johnson & Johnson to exchange up to an aggregate of 1,533,830,450 shares of common stock of Kenvue Inc., a Delaware corporation (“Kenvue”), par value $0.01 per share (“Kenvue Common Stock”), for outstanding shares of common stock of Johnson & Johnson, par value $1.00 per share (“J&J Common Stock”), upon the terms and subject to the conditions set forth in the Prospectus, dated August 14, 2023 (the “Prospectus”), the Letter of Transmittal and the Instruction Booklet to the Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(i), (a)(1)(ii) and (a)(1)(iii), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Exchange Offer”). In connection with the Exchange Offer, Kenvue has filed with the SEC under the Securities Act of 1933, as amended, a registration statement on Form S-4 (Registration No. 333-273382) (as amended through the date hereof, the “Registration Statement”) to register shares of Kenvue Common Stock offered in exchange for shares of J&J Common Stock tendered in the Exchange Offer.

The information set forth in the Prospectus, the Letter of Transmittal and the Instruction Booklet to the Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(i), (a)(1)(ii) and (a)(1)(iii), respectively, is hereby expressly incorporated herein by reference in response to all the items of this Schedule TO, except as otherwise set forth below. Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported on the Schedule TO.
Item 4. Terms of the Transaction.
Item 4(a) of the Schedule TO, which incorporates by reference the information contained in the Exchange Offer, is hereby amended and supplemented by adding the following thereto:

(a)  Material Terms.

The Exchange Offer expired at 12:00 midnight, New York City time, at the end of the day on August 18, 2023. The Exchange Offer was oversubscribed. Based on a preliminary count by the exchange agent, Computershare Trust Company, N.A., 802,707,331 shares of J&J Common Stock were validly tendered and not validly withdrawn, including 250,407,279 shares of J&J Common Stock that were validly tendered by notice of guaranteed delivery. Because the Exchange Offer is oversubscribed, Johnson & Johnson will accept only a portion of the shares of J&J Common Stock that were validly tendered and not validly withdrawn, on a pro rata basis in proportion to the number of shares tendered. Shareholders who own fewer than 100 shares of J&J Common Stock, or an “odd lot,” who have validly tendered all of their shares will not be subject to proration, in accordance with the terms of the Exchange Offer. Johnson & Johnson intends to accept for exchange 190,955,436 shares of J&J Common Stock in exchange for 1,533,830,450 shares of Kenvue Common Stock owned by Johnson & Johnson. Based on the preliminary results, if all shares tendered by notice of guaranteed delivery are delivered under the terms of the Exchange Offer, the estimated preliminary proration factor applied to tendered shares of J&J Common Stock subject to proration is approximately 23.8%. The estimated preliminary proration factor is subject to change based on the number of tendered shares that satisfy the guaranteed delivery procedures, as well as the number of “odd-lot” shares that were validly tendered and are not subject to proration. Johnson & Johnson expects to announce the final proration factor on August 23, 2023, promptly following the expiration of the guaranteed delivery period. Shares of J&J Common Stock tendered but not accepted for exchange will be returned to the tendering shareholders in book-entry form promptly after the final proration factor is announced.
On August 21, 2023, Johnson & Johnson issued a press release announcing the preliminary results of the Exchange Offer, a copy of which is attached as Exhibit (a)(4)(xliv) hereto and is incorporated herein by reference.

Item 12. Exhibits.
Item 12 of the Schedule TO is hereby amended and supplemented by adding the following thereto:

Exhibit No.	Description
(a)(4)(xlii)
Text of the website that is being maintained in connection with the Exchange Offer, updated on August 17, 2023 (incorporated by reference to Johnson & Johnson’s Form 425 filing with the SEC on August 17, 2023).

(a)(4)(xliii)
Text of the website that is being maintained in connection with the Exchange Offer, updated on August 18, 2023 (incorporated by reference to Johnson & Johnson’s Form 425 filing with the SEC on August 18, 2023).

(a)(4)(xliv)	Press Release by Johnson & Johnson, dated August 21, 2023 (incorporated by reference to Johnson & Johnson’s Form 425 filing with the SEC on August 21, 2023).

5

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JOHNSON & JOHNSON
By:	/s/ Duane Van Arsdale
	Name:	Duane Van Arsdale
	Title:	Treasurer
Dated: August 21, 2023